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                              October 18, 2023

       Michael Rountree
       Chief Executive Officer
       Eco Science Solutions, Inc.
       300 S. El Camino Real #206
       San Clemente, CA 92672

                                                        Re: ECO SCIENCE
SOLUTIONS, INC.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed October 5,
2023
                                                            File No. 000-54803

       Dear Michael Rountree:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form 10-12G

       Item 5. Directors and Executive Officers. , page 25

   1. We note your response to comment 4 and reissue. In your future periodic filings, please revise your disclosure
in this section to indicate any other directorships held, including any other directorships
held during the past five years, held by each director, with a class of securities
registered pursuant to section 12 of the Exchange Act or subject to the requirements of Section
15(d) of the Act or any company registered as an investment
                                                        company under the
Investment Company Act of 1940. As one example only, you state that Mr. Mudd
currently, and previously, served as a member of the board of directors and chairman of the audit
committee of other China- and U.S.-based NASDAQ and AMEX
                                                        listed companies, but
you do not name the companies. If none of your directors has held any such directorships,
please state this affirmatively.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Rountree
Eco Science Solutions, Inc.
October 18, 2023
Page 2

       Please contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Rountree
                                                          Division of
Corporation Finance
Comapany NameEco Science Solutions, Inc.
                                                          Office of Trade &
Services
October 18, 2023 Page 2
cc:       Sharon D. Mitchell
FirstName LastName